April 2, 2025 Jennifer Thompson Anne McConnell United States Securities and Exchange Commission Division of Corporation Finance Office of Industrial Applications and Services 100 F Street, N.E. Washington, D.C. 20549 Re: Serve Robotics Inc. Form 10-K for the Fiscal Year Ended December 31, 2024 Filed March 6, 2025 File No. 001-42023 Dear Ms. Thompson and Ms. McConnell: On behalf of Serve Robotics Inc., (the “Company”), I am submitting this letter in response to the review by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024. For your convenience, the Staff’s comment has been restated below in its entirety, followed by the Company’s response to the Staff’s comment. Form 10-K for the Fiscal Year Ended December 31, 2024 Item 9A. Controls and Procedures, page 58 1. We note that you excluded management’s report on internal control over financial reporting in reliance on Section 215.02 of our Compliance and Disclosure Interpretations on Regulation S-K. Please note that this C&DI provided an accommodation for the Form 10-K covering the fiscal year your reverse merger was consummated, which was your December 31, 2023 Form 10-K, but does not provide an accommodation for subsequent fiscal years. Please amend your Form 10-K to provide management’s report on internal control over financial report as of December 31, 2024, as required by Item 308(a) of Regulation S-K. Serve Robotics 730 Broadway serverobotics.com Redwood City, CA 94063

RESPONSE: The Company acknowledges the Staff’s comment and has provided such disclosures in an abbreviated Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2024. Thank you for your assistance and review. Sincerely, /s/ Brian Read Brian Read Chief Financial Officer cc: Albert Vanderlaan, Orrick Herrington & Sutcliffe LLP Evan Dunn, General Counsel Serve Robotics 730 Broadway serverobotics.com Redwood City, CA 94063